Exhibit 99.1

Company Contact: Xin Lian, Senior Manager China GrenTech Corp. Ltd. Tel: +86 755 2650 3007 E-mail: investor@powercn.com	Investor Relations Contact: David Rudnick, Account Manager CCG Investor Relations Tel: + (1) 646-626-4172 (New York) E-mail: david.rudnick@ccgir.com

China GrenTech Announces Amendment to Definitive Merger Agreement

For “Going Private” Transaction

SHENZHEN, CHINA – January 20, 2012 – China GrenTech Corporation Limited (NASDAQ: GRRF, “GrenTech,” or the “Company”), a leading China-based provider of radio frequency and wireless coverage products and services, today announced that it has entered into an amended and restated agreement and plan of merger with Talenthome Management Limited (“Parent”) and Xing Sheng Corporation Limited (“Merger Sub”) in order to amend certain provisions of the agreement and plan of merger among the parties entered into on January 12, 2012 (the “Original Merger Agreement,” and as amended and restated, the “Merger Agreement”). Merger Sub is a wholly-owned subsidiary of Parent which is jointly owned indirectly by Mr. Yingjie Gao, the Company’s Chairman and Chief Executive Officer (“Mr. Gao”), Ms. Rong Yu, the Company’s Director and Chief Financial Officer, and Ms. Yin Huang (together, the “Buyer Group”).

The amendments are being made to correct the inadvertent omission by the Company of 28,000,000 outstanding ordinary shares of the Company (the “Additional Shares”) from the total number of issued and outstanding shares initially stated in the Original Merger Agreement. The amended number of total issued and outstanding shares stated in the Merger Agreement is 587,397,825 ordinary shares. In addition to the expected proceeds from the previously announced loan commitment in the amount of HK$320,000,000 from Guotai Junan Finance (Hong Kong) Limited which the Buyer Group intends to use to finance the merger and other transactions contemplated by the Merger Agreement, Mr. Gao has committed to unconditionally disburse US$3.45 million to Parent by way of a shareholder loan at the effective time of the merger pursuant to a promissory note executed and delivered on January 20, 2012 in favor of Parent to provide funds for the acquisition of the Additional Shares in the event the merger is approved by the Company’s shareholders and the other closing conditions are satisfied. Mr. Gao’s disbursement obligation under the promissory note is guaranteed by Guoren Industrial Developments Limited, a shareholder of the Company which is wholly owned by Mr. Gao. Except as provided above, the material terms and conditions of the Original Merger Agreement, including the merger consideration of US$0.126 per ordinary share and US$3.15 per American depositary shares, remain unchanged. The Company’s Board of Directors, acting upon the unanimous recommendation of the Independent Committee formed by the Board of Directors, has approved the foregoing amendment and restatement of the Original Merger Agreement. Taking into account the Additional Shares, the Buyer Group collectively beneficially owns approximately 40.1% of the Company’s issued and outstanding ordinary shares.

About China GrenTech

GrenTech is a leading developer of radio frequency (“RF”) technology in China and a leading provider of wireless coverage products and services in China. The Company uses RF technology to design and manufacture wireless coverage products, which enables telecommunications operators to expand the reach of their wireless communication networks to indoor and outdoor areas such as buildings, highways, subways, tunnels and remote regions. China GrenTech’s wireless coverage services include design, installation and project warranty services. The Company also tailors the design and configuration of its wireless coverage products to the specific requirements of its customers.

Based on its in-house RF technology platform, the Company also develops and produces base station RF parts and components sold to base station manufacturers. GrenTech is a qualified supplier of RF parts and components to major global and domestic base station manufacturers. For more information, please visit www.GrenTech.com.cn.

Safe Harbor Statement

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of GrenTech to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, and other risks outlined in GrenTech’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1 and annual reports on Form 20-F. GrenTech undertakes no ongoing obligation, other than that imposed by law, to update these statements.